UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Liberty Oilfield Services Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L104

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]       Rule 13d-1(b)

[    ]       Rule 13d-1(c)

[ X ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 53115L104

1.	Names of Reporting Persons. Robert Day

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ___X___

3. SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 8,750,925
7. Sole Dispositive Power 0
8. Shared Dispositive Power 8,750,925

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,750,925

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions)

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CUSIP No. 53115L104

1.	Names of Reporting Persons. Oakmont Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ___X___

3. SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 8,750,925
7. Sole Dispositive Power 0
8. Shared Dispositive Power 8,750,925

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,750,925

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions)

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CUSIP No. 53115L104

1.	Names of Reporting Persons. Laurel Road II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ______ (b) ___X___

3. SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 5,367,301
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,367,301

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,367,301

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 4.8%

12.	Type of Reporting Person (See Instructions)

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CUSIP No. 53115L104

Item 1.

(a)	Name of Issuer Liberty Oilfield Services Inc. (the “Company”)

(b)	Address of Issuer's Principal Executive Offices 950 17th Street, Suite 2400, Denver, Colorado 80202

Item 2.

(a)	This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company:

(i) Robert Day

(ii) Oakmont Corporation (“Oakmont”)

(iii) Laurel Road II, LLC (“Laurel 2”)

(b)	The principal business office of the Filers is located at: 865 South Figueroa Street, Suite 700

Los Angeles, CA 90017

(c)	Citizenship:

Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

(d)	Title of class of securities:

Class A Common Stock, $0.01 par value per share (the “Class A Common Stock”) of the Company.

(e)	CUSIP No.: 53115L104
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CUSIP No. 53115L104
Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

(a)       Amount beneficially owned:

Robert Day - 8,750,925 shares of Class A Common Stock

Oakmont - 8,750,925 shares of Class A Common Stock

Laurel 2 - 5,367,301 shares of Class A Common Stock

The amount of Class A Common Stock beneficially owned on the response to Item 5, Item 6, Item 7, Item 8 and Item 9 on the attached cover pages consist of shares of Class A Common Stock and membership interests (“Units”) in Liberty Oilfield Services New HoldCo LLC (“Liberty LLC”). The limited liability company agreement of Liberty LLC provides certain holders of Units with certain rights to cause Liberty LLC to acquire all or a portion of the Units (with automatic cancellation of an equal number of shares of Class B common stock of the Company) (the “Redemption Right”) for, at Liberty LLC’s election, (a) shares of Class A Common Stock at a redemption ratio of one share of Class A

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CUSIP No. 53115L104

Common Stock for each Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (b) an equivalent amount of cash based on the 30-day volume weighted average price of Class A Common Stock ending on the trading day that is immediately prior to the date that the Redemption Right is exercised. The Units and the right to exercise the Redemption Right have no expiration date.

(b)       Percent of class:

Robert Day - 7.8%

Oakmont - 7.8%

Laurel 2 - 4.8%

(c)        Number of shares as to which the person has:

(i)       Sole power to vote or to direct the vote:

Robert Day - 0 shares of common stock

Oakmont - 0 shares of common stock

Laurel 2 - 0 shares of common stock

(ii)       Shared power to vote or to direct the vote:

Robert Day - 8,750,925 shares of common stock

Oakmont - 8,750,925 shares of common stock

Laurel 2 - 5,367,301 shares of common stock

(iii)       Sole power to dispose or to direct the disposition of:

Robert Day - 0 shares of common stock

Oakmont - 0 shares of common stock

Laurel 2 - 0 shares of common stock

(iv)       Shared power to dispose or to direct the disposition of:

Robert Day - 8,750,925

Oakmont - 8,750,925

Laurel 2 - 5,367,301

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CUSIP No. 53115L104

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].*

*With respect to Laurel 2, which no longer beneficially owns more than 5% of the Class A Common Stock and therefore, will no longer file reports under Section 13(d) of the Act with respect to those securities, unless it is otherwise required to do so.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

Item 11.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

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CUSIP No. 53115L104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

/s/ Robert Miller
Robert Miller as attorney-in-fact for Robert A. Day

Oakmont Corporation
By	/s/ Robert Miller
Robert Miller, Managing Director

Laurel Road II, LLC
By	Oakmont Corporation, its Administrator

	By:	/s/ Robert Miller
Robert Miller, Managing Director

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CUSIP No. 53115L104

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with transactions by the undersigned in the Class A Common Stock, $0.01 par value per share, of Liberty Oilfield Services Inc. For that purpose, the undersigned hereby constitute and appoint Robert Day as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 14, 2020

/s/ Robert Miller
Robert Miller as attorney-in-fact for Robert A. Day

Oakmont Corporation
By	/s/ Robert Miller
Robert Miller, Managing Director

Laurel Road II, LLC
By	Oakmont Corporation, its Administrator

	By:	/s/ Robert Miller
Robert Miller, Managing Director

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CUSIP No. 53115L104

LIMITED POWER OF ATTORNEY FOR ROBERT DAY BENEFICIAL OWNERSHIP REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints Robert Miller, acting individually, as the undersigned's true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)	prepare, execute, acknowledge, deliver and file Schedules 13G, 13D, Forms 3, 4, and 5 (including any amendments thereto), including applications for Form ID, and any documents necessary to facilitate the filing of beneficial ownership reports, with respect to the securities of Liberty Oilfield Services Inc. (the "Company"), with the United States Securities and Exchange Commission, any national securities exchanges and the Company, as considered necessary or advisable under Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the "Exchange Act");

(2)	seek or obtain, as the undersigned's representative and on the undersigned's behalf, information on transactions in the Company's securities from any third party, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

(3)	perform any and all other acts which in the discretion of the attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)	this Limited Power of Attorney authorizes, but does not require, the attorney-in-fact to act in his discretion on information provided to the attorney-in-fact without independent verification of such information;

(2)	any documents prepared and/or executed by any the attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as the attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)	neither the Company nor the attorney-in-fact assumes: (i) any liability for the undersigned's responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Sections 13(d) and I6(b) of the Exchange Act; and

(4)	this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned's obligations under the Exchange Act, including without limitation the reporting requirements under Sections 13(d) and 16 of the Exchange Act.

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CUSIP No. 53115L104

The undersigned hereby gives and grants each of the foregoing attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that the attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

 This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed  writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 2nd day of February, 2018.

Signature

/s/ Robert A. Day

Robert A. Day